SERVICE PLAN FOR THE
AMERICAN BEACON FUNDS
RETIREMENT CLASS
SCHEDULE A
     As noted in Paragraph 1 of the attached Plan, the following Funds have adopted the Service Plan for the American Beacon Funds Retirement Class:
American Beacon Large Cap Value Fund
American Beacon Small Cap Value Fund
American Beacon International Equity Fund
American Beacon Zebra Large Cap Equity Fund
American Beacon Zebra Small Cap Equity Fund
Dated: December 15, 2010